EXHIBIT 99.1

Cancellation of Secondary Listing

Volvo has today requested the cancellation of the secondary listing of its class A and B shares from the Official List of the UK Listing Authority.

The cancellation is to take effect from December 17, 2004. Volvo also maintains listings on the stock exchange in Stockholm and on NASDAQ in the US.

November 17, 2004

For further information, please contact:

Media Relations: Marten Wikforss, +46 66 11 27 or +46 705 59 11 49
Investor Relations: Fredrik Brunell, +46 31 66 11 91 or +46 705 59 10 91

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 78,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 18 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm, London and on NASDAQ in the US.

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